ProShares Trust
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814
July 23, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
ProShares Trust (File Nos. 333-89822; 811-21114)
Ladies and Gentlemen:
Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 373 under the 1933 Act and Amendment No. 382 under the 1940 Act (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”). The purpose of this filing is to update the Registration Statement to reflect certain disclosure changes to the series contained in the Amendment. The Trust elects to update financial information in a subsequent amendment filing pursuant to Rule 485(b).
Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6400.
Sincerely,
/s/Kristen Freeman
Kristen Freeman
Senior Director, Counsel - ProShare Advisors LLC
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